Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the $0.0001 par value ordinary shares of Fenbo Holdings Limited, a Cayman Islands exempted company limited by shares. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

The undersigned acknowledge that each shall be responsible for the completeness and accuracy of the information concerning him or it contained herein but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: December 1, 2023	Luxury Max Investments Limited

	By:	/s/ Li Kin Shing
LI Kin Shing, Director

Date: December 1, 2023		/s/ Li Kin Shing
LI Kin Shing